Exhibit 1

VISTA
ENERGY FOR TOMORROW

2024

Full Year and 4th Quarter Results

Mexico City, February 26, 2025
NYSE: VIST
BMV: VISTA

Vista fourth quarter and full year 2024 results

February 26, 2025, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) reported today its financial and operational results corresponding to Q4 2024 and full year 2024.

Q4 2024 highlights:

•

Total production in Q4 2024 was 85,276 boe/d, a 17% increase q-o-q and a 51% increase compared to Q4 2023. Oil production in Q4 2024 was 73,491 bbl/d, a 16% sequential increase, mainly driven by the tie-in of 25 wells between mid-August and early December, and a 52% increase y-o-y.

•

In Q4 2024, the average realized crude oil price was 67.1 $/bbl, a 2% decrease compared to the average realized crude oil price in Q3 2024, and a 1% decrease compared to Q4 2023, mainly driven by softer international prices.

•	The realized natural gas price for Q4 2024 was 2.3 $/MMBtu, a 3% increase y-o-y, mainly driven by higher industrial gas prices.

•

Total revenues in Q4 2024 were 471.3 $MM, 52% above Q4 2023, mainly driven by oil production growth. Total revenues were 2% above Q3 2024, reflecting a normalization of oil inventories from below-average levels in the previous quarter and linepack required for the Oldelval expansion pipeline. Net revenues during the quarter were 451.9 $MM. Net oil revenues from sales at export parity prices, combining both international and domestic markets, were 316.1 $MM, or 73% of total net revenues. Net revenues from oil and gas exports were 246.7 $MM, representing 55% of total net revenues.

•

Lifting cost in Q4 2024 was 4.7 $/boe, 1% below the previous quarter, driven by the dilution of fixed costs due to production growth, partially offset by inflation in U.S. Dollars impacting peso-dominated expenditures.

•

Adjusted EBITDA for Q4 2024 was 273.3 $MM, a 5% decrease y-o-y, mainly driven by lower income from the Exports Increase Program, which was 8.9 $MM in Q4 2024, down from 81.2 $MM in Q4 2023. Adjusted EBITDA was 12% below Q3 2024, driven by lower sales volumes compared to production volumes, as described above, and additional trucking expenses. Adjusted EBITDA margin was 57%, 16 p.p. below Q4 2023 and 8 p.p. below Q3 2024.

•

Net income in Q4 2024 was 93.8 $MM, compared to 132.9 $MM during Q4 2023, implying a quarterly EPS of 1.0 $/share, mainly driven by higher depreciation, depletion and amortization. Adjusted Net Income during Q4 2024 totaled 22.1 $MM, compared to 239.6 $MM during Q4 2023, implying a quarterly adjusted EPS of 0.2 $/share. This was mostly driven by a 146.5 $MM interannual increase in Current income tax expense, from a benefit of 39.6 $MM in Q4 2023 (in turn driven by the devaluation of the Argentine peso against the U.S. Dollar in December 2023) to an expense of 106.9 $MM in Q4 2024.

•

Capex during Q4 2024 was 340.1 $MM. The Company invested 251.3 $MM in drilling, completion and workover of Vaca Muerta wells (mainly in connection with the drilling of 11 wells and the completion of 13 wells), 64.2 $MM in development facilities, and 24.6 $MM in G&G studies, IT and other projects.

•

In Q4 2024, the Company recorded a free cash flow of 57.1 $MM. Cash flow generated by operating activities was 369.5 $MM, reflecting a decrease in working capital of 132.9 $MM and advanced payments of midstream expansions of 26.7 $MM. Cash flow used in investing activities reached 312.4 $MM for the quarter, reflecting accrued capex of 340.1 $MM, partially offset by a 33.6 $MM decrease in capex-related working capital. Cash flow from financing activities totaled 451.2 $MM (1), mainly driven by proceeds from borrowings of 835.9 $MM to finance 2025 development plan, partially offset by the repayment of borrowings of 339.7 $MM.

Full year 2024 highlights:

•

During 2024, the Company completed and tied-in 50 new wells. Nine pads were completed and tied-in in Bajada del Palo Oeste (BPO-22 to BPO-30), which added 34 new wells on production. Four pads were completed and tied-in in Bajada del Palo Este (BPE-4 to BPE-7), which added 13 new wells on production. Finally, a 3-well pad was tied-in in Aguada Federal. Total shale production averaged 64,134 boe/d in 2024. The number of cumulative shale wells tied-in increased to 117 in Bajada del Palo Oeste, 17 in Bajada del Palo Este, 13 in Aguada Federal and 2 in Águila Mora, for a total of 149 cumulative shale wells tied-in in Vaca Muerta by year-end.

•

Total proved reserves as of December 31, 2024, totaled 375.2 MMboe, a 18% increase compared to 318.5 MMboe as of December 31, 2023. The increase was mainly driven by increased drilling and completion activity and strong well performance in the Vaca Muerta development hub. The implied reserves replacement ratio was 323%, while the oil reserves replacement ratio was 339%.

•

During 2024, total production was 69,660 boe/d, composed of 60,418 bbl/d of oil, representing 86.7% of the total production, 1.42 MMm3/d of natural gas, representing 12.8% of the total production, and 300 boe/d of NGL, representing the remaining 0.4%. Total production in 2024 increased 36% vis-à -vis 2023. The Company exported 10.6 MMbbl of oil, a 29% increase y-o-y, which represented 49% of oil sales volumes.

•	During 2024, the average realized crude oil price was 69.2 $/bbl, a 4% increase compared to 2023. The average realized natural gas price during 2024 was 3.2 $/MMBtu, a 9% decrease compared to 2023.

•

Total revenues during 2024 were 1,647.8 $MM, a 41% increase compared to 1,168.8 $MM during 2023, mainly driven by oil production growth. Net oil revenues from sales at export parity prices, combining both international and domestic markets, were 1,058.0 $MM, or 70% of total net oil revenues. Net revenues from oil and gas exports were 767.9 $MM in 2024, a 25% increase y-o-y and representing 48% of total net revenues.

•	Lifting cost in 2024 was 4.6 $/boe, down from 5.1 $/boe in 2023, reflecting the Company low-cost asset base and continuous focus on efficiency.

•	During 2024, the Company reduced scope 1 and 2 GHG emissions intensity by 44%, from 15.6 kg CO2e/boe to 8.8 kg CO2e/boe.

•	Adjusted EBITDA for 2024 was 1,092.4 $MM, resulting in an Adjusted EBITDA margin of 65%, and a 25% increase compared to an Adjusted EBITDA of 870.7 $MM during 2023.

•

Net income during 2024 totaled 477.5 $MM, compared to 397.0 $MM in 2023, driven by higher Profit before income tax and a lower Income tax expense. Adjusted Net Income during 2024 totaled 193.9 $MM, compared to 491.4 $MM during 2023, driven by a higher Current income tax expense. EPS was 5.0 $/share in 2024, compared to 4.2 $/share in 2023. Adjusted EPS was 2.0 $/share in 2024, compared to 5.2 $/share in 2023.

•	Total CAPEX for 2024 was 1,296.8 $MM, of which 996.3 $MM were invested in the Company’s shale oil wells, 228.8 $MM in development facilities, and 71.6 $MM in G&G studies, IT and other projects.

•

In 2024, the Company recorded a negative free cash flow of 92.9 $MM. Cash flow generated by operating activities was 959.0 $MM (including advanced payments for the Oldelval pipeline expansion of 106.8 $MM), while cash flow used in investing activities reached 1,051.9 $MM for the year. Cash flow generated by financing activities totaled 643.9 $MM (2), mainly driven by proceeds from borrowings of 1,320.9 $MM, partially offset by payment of borrowings principal of 470.4 $MM and the repurchase of shares of 99.8 $MM.

•	Cash at the end of 2024 was 764.3 $MM. Gross debt totaled 1,448.6 $MM as of year-end, resulting in a net debt of 684.3 $MM and a net leverage ratio of 0.63x Adjusted EBTIDA.

(1)

Q4 2024 Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 447.7 $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for 1.8 $MM; and (iii) the variation in Government bonds for 1.7 $MM.

(2)

2024 Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 641.2 $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for –2.3 $MM; and (iii) the variation in Government bonds for 5.0 $MM.

Vista FY 2024 and Q4 2024 results

P1 Reserves

Proved (“P1”) reserves as of December 31, 2024, were 375.2 MMboe, an interannual increase of 18% or 56.7 MMboe. P1 reserves additions totaled 82.2 MMboe, implying a reserves replacement ratio of 323%. The proved oil and gas reserves in Vista’s flagship Bajada del Palo Oeste project were estimated at 242.3 MMboe.

The Company has booked 400 proved well locations, of which 156 are booked as Proved developed and 244 are booked as Proved undeveloped. The table below shows the certified P1 reserves breakdown:

Proved reserves breakdown by type (MMboe)	2024	2023	▲ y/y (MMboe)	▲ y/y (%)
Proved developed reserves	129.2	88.7	40.5	46%
Oil	109.1	72.7	36.4	50%
Natural Gas	20.1	16.0	4.1	26%
Proved undeveloped reserves	246.0	229.7	16.3	7%
Oil	213.5	196.8	16.6	8%
Natural Gas	32.5	32.9	-0.4	-1%

Total proved reserves	375.2	318.5	56.7	18%

Considering a total production of 25.5 MMboe for 2024, the implied P1 reserves life was 14.7 years, as shown below:

Reserves replacement ratio	Oil (MMbbl)	Natural Gas (MMboe)	Total (MMboe)
Proved reserves YE 2023	269.6	48.9	318.5
(-) Production	(22.2)	(3.3)	(25.5)
(+) Additions	75.2	7.0	82.2

Proved reserves YE 2024	322.6	52.7	375.2

Reserves replacement ratio	339%	214%	323%

Reserves life (years)	14.5	16.1	14.7

The table below shows the certified P1 reserves breakdown by concession:

Proved net reserves by concession	Oil (MMbbl) (1)	Natural Gas (MMboe)	Total (MMboe)
Bajada del Palo Oeste	206.6	35.6	242.3
Bajada del Palo Este	67.5	5.8	73.4
Aguada Federal	38.7	6.4	45.1
CS-01	7.4	2.4	9.8
Entre Lomas Rio Negro (2)	0.7	1.2	2.0
Jagüel de los Machos (2)	0.4	0.3	0.8
25 de Mayo–Medanito SE (2)	0.5	0.1	0.6
Aguila Mora	0.4	0.1	0.5
Acambuco	0.1	0.5	0.5
Entre Lomas Neuquén (2)	0.1	0.1	0.2
Charco del Palenque (2)	0.1	0.0	0.1
Jarilla Quemada (2)	0.0	0.0	0.0
Coirón Amargo Norte	0.0	0.0	0.0
Bandurria Norte	0.0	0.0	0.0

Total	322.6	52.7	375.2

(1)	Oil includes crude oil and condensate and NGL; NGLs represent less than 1% of total reserves of the Company.
(2)

Transferred Conventional Assets operated by Aconcagua as of March 1, 2023. Under the agreement, Vista is entitled to 40% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

P1 reserves valuation

The estimate of future net cash flows attributable to Vista’s interests in the certified P1 reserves as of December 31, 2024, evaluated in accordance with the regulations of the SEC and discounted at 10% per annum, amounted to 4,032 $MM in 2024.

The information included regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2024, from the reports dated January 27, 2025 for Argentina, and January 29, 2025 for Mexico, prepared by D&M for Vista’s concessions located in Argentina and Mexico.

Production

Total average net daily production

	Q4-24	Q3-24	Q4-23	▲ y/y	▲ q/q	2024	2023	▲ y/y
Total (boe/d)	85,276	72,825	56,353	51%	17%	69,660	51,149	36%
Oil (bbl/d)	73,491	63,499	48,469	52%	16%	60,418	43,313	39%
Natural Gas (MMm3/d)	1.81	1.42	1.19	52%	27%	1.42	1.18	20%
NGL (boe/d)	432	414	409	6%	4%	300	418	(28)%

Average daily production during Q4 2024 was 85,276 boe/d, a 17% increase q-o-q, driven by the tie-in of 25 wells between mid-August and early December, and 51% increase y-o-y driven by the acceleration of capital deployment in our development hub, having tied-in 50 new wells during 2024 compared to 31 new wells in 2023. Oil production was 73,491 bbl/d during Q4 2024, a 16% increase on a sequential basis. Natural gas production in Q4 2024 was 1.81 MMm3/d, 27% above the previous quarter.

Q4 2024 Average net daily production by asset

	Target	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (boe/d)	Total (boe/d)
Total WI production per concession			73,491	1.81	432	85,276

Aguada Federal	Shale	100%	4,940	0.12	—	5,687
Águila Mora	Shale	90%	459	0.03	—	670
Bajada del Palo Este	Shale	100%	8,812	0.05	34	9,142
Bajada del Palo Oeste	Shale	100%	56,094	1.34	87	64,608
Bandurria Norte	Shale	100%	26.937	—	—	26.937
Bajada del Palo Este	Conventional	100%	3	0.01	4	87
Bajada del Palo Oeste	Conventional	100%	44	0.04	—	275
Coirón Amargo Norte	Conventional	84.6%	31	—	—	31
CS-01 (México)	Conventional	100%	501	0.00	—	516

Total operated production			70,911	1.59	126	81,042

25 de Mayo–Medanito SE (1)	Conventional	—	658	0.02	—	763
Acambuco	Conventional	1.5%	15	0.02	—	138
Agua Amarga (1)	Conventional	—	82	0.01	—	152
Entre Lomas (1)	Conventional	—	1,184	0.09	306	2,034
Jagüel de los Machos (1)	Conventional	—	640	0.08	—	1,146

Total non-operated production			2,580	0.21	306	4,233

Total shale production			70,332	1.54	121	80,134

Total conventional production			3,158	0.27	310	5,142

(1)

Transferred Conventional Assets operated by Aconcagua as of March 1, 2023. Under the agreement, Vista is entitled to 40% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

Revenues

Total revenues per product

Revenues per product - in $MM	Q4-24	Q3-24	Q4-23	▲ y/y	▲ q/q	2024	2023	▲ y/y
Revenues	471.3	462.4	309.2	52%	2%	1,647.8	1,168.8	41%
Export Duties	(19.3)	(18.8)	(12.4)	56%	3%	(59.5)	(48.1)	24%
Net Revenues	451.9	443.6	296.8	52%	2%	1,588.3	1,120.7	42%
Oil	435.4	422.3	283.8	53%	3%	1,513.5	1,049.0	44%
Export market	242.8	237.9	150.8	61%	2%	748.0	593.8	26%
Domestic market	192.6	184.4	133.1	45%	4%	765.5	455.2	68%
Domestic market at export parity	73.3	75.8	37.4	96%	(3)%	310.1	52.8	488%
Natural Gas	15.2	20.2	12.0	27%	(25)%	71.8	67.5	6%
Export market	3.9	2.9	3.9	0%	32%	19.9	20.6	(3)%
Domestic market	11.3	17.2	8.1	39%	(34)%	51.9	46.9	11%
NGL	1.4	1.1	1.0	40%	23%	2.9	4.2	(29)%

Average realized prices per product

Product	Q4-24	Q3-24	Q4-23	▲ y/y	▲ q/q	2024	2023	▲ y/y
Oil ($/bbl)	67.1	68.4	67.8	(1)%	(2)%	69.2	66.7	4%
Export market	66.6	68.8	74.2	(10)%	(3)%	70.3	72.0	(2)%
Domestic market	67.8	67.8	61.8	10%	0%	68.1	60.8	12%
Domestic market at export parity	68.1	75.4	78.0	(13)%	(10)%	74.8	78.2	(4)%
Natural Gas ($/MMBTU)	2.3	3.8	2.2	3%	(40)%	3.2	3.5	(9)%
Export market	6.5	7.0	7.6	(15)%	(7)%	7.1	8.4	(16)%
Domestic market	1.9	3.5	1.7	13%	(47)%	2.6	2.8	(6)%
NGL ($/tn)	360	315	271	33%	14%	324	351	(8)%

Total sales volumes per product

Product	Q4-24		Q3-24	Q4-23	▲ y/y	▲ q/q	2024	2023	▲ y/y
Oil (MMbbl)	6.5	(1)	6.2	4.2	55%	5%	21.9	15.7	39%
Export market	3.6		3.5	2.0	79%	6%	10.6	8.2	29%
Domestic market	2.8		2.7	2.2	32%	4%	11.2	7.5	50%
Domestic market at export parity	1.1		1.0	0.5	124%	7%	4.1	0.7	514%
Natural Gas (millions of MMBTU)	6.6		5.3	5.4	23%	25%	22.8	19.4	17%
Export market	0.6		0.4	0.5	17%	41%	2.8	2.5	15%
Domestic market	6.0		4.9	4.9	23%	24%	19.9	17.0	18%
NGL (Mtn)	3.8		3.5	3.6	6%	7%	9.1	13.7	(34)%

(1)	Inventory build-up of 0.28 MMbbl, resulting from a production of 6.76 MMbbl and sales of 6.48 MMbbl.

During Q4 2024, total revenues were 471.3 $MM, 52% higher than Q4 2023 and 2% higher than Q3 2024. Net revenues from oil and gas exports during the quarter were 246.7 $MM, representing 55% of total net revenues, which were 451.9 $MM.

Crude oil net revenues in Q4 2024 totaled 435.4 $MM, representing 96.3% of total net revenues and a 53% increase compared to Q4 2023, driven by oil production growth and partially offset by lower realized oil prices. On a sequential basis, oil net revenues increased by 3% compared to the 16% oil production increase, reflecting the normalization of oil inventories from below-average levels in the previous quarter and the commissioning of the Oldelval expansion pipeline, which required 70 Mbbl for the linepack. Combining both effects, 280 Mbbl of oil production were not sold during the quarter. Average realized oil price during the quarter was 67.1 $/bbl, 1% below Q4 2023 and 2% below Q3 2024. During Q4 2024, the Company exported 56% of crude oil sales volumes at a realized price of 66.6 $/bbl. Net revenues from the oil export market accounted for 56% of net oil revenues, reaching 242.8 $MM. During the quarter, 38% of domestic volumes were sold at export parity-linked pricing, leading to 73% of total oil sales sold at export parity, combining sales to international buyers and domestic buyers paying export prices.

Natural gas net revenues in Q4 2024 were 15.2 $MM, representing 3.4% of total net revenues. The average realized natural gas price for the quarter was 2.3 $/MMBtu, a 3% increase compared to Q4 2023. Plan GasAr represented 34% of total natural gas sales volume, with an average realized price of 2.8 $/MMBtu during the quarter. Sales to industrial clients represented 57% of total natural gas sales volume at an average realized price of 1.4 $/MMBtu. The remaining 9% of total natural gas sales volume was exported at an average realized price of 6.5 $/MMBtu.

NGL net revenues were 1.4 $MM during Q4 2024, representing 0.3% of total net revenues. NGL average price was 360 $/tn.

Lifting Cost

	Q4-24	Q3-24	Q4-23	▲ y/y	▲ q/q	2024	2023	▲ y/y
Lifting Cost ($MM)	36.6	31.6	22.3	64%	16%	116.5	94.7	23%
Lifting cost ($/boe)	4.7	4.7	4.3	8%	(1)%	4.6	5.1	(10)%

Lifting cost during Q4 2024 was 36.6 $MM, a 16% increase q-o-q. On a per-unit basis, lifting cost in Q4 2024 was 4.7 $/boe, 1% below the previous quarter, reflecting the dilution of fixed costs due to production growth, partially offset by inflation in U.S. Dollars impacting peso-dominated expenditures. On an interannual basis, Q4 2024 lifting cost per boe increased by 8%, driven by inflation in U.S. Dollars impacting peso-denominated expenditures and higher oilfield activity to accommodate current production and future growth, partially offset by the dilution of fixed costs as the Company continues to ramp-up production.

Selling Expenses

	Q4-24	Q3-24	Q4-23	▲ y/y	▲ q/q	2024	2023	▲ y/y
Selling expenses ($MM)	62.5	36.8	19.2	226%	70%	140.3	68.8	104%
Selling expenses ($/boe)	8.0	5.5	3.7	116%	45%	5.5	3.7	49%

Selling expenses during Q4 2024 were 62.5 $MM, a 226% increase y-o-y, and a 70% increase q-o-q, mainly driven by higher oil transportation costs, impacted by a temporary increase in the transportation of crude oil by trucks during the quarter.

Midstream oil trucking costs

During Q4 2024, the Company trucked 20.3 Mbbl/d of crude oil for total selling expenses of 41.4 $MM. During Q3 2024, the Company trucked 12.3 Mbbl/d of crude oil of which 69% accounted for as Selling expenses for a total of 16.4 $MM, and 31% was deducted from sales price in the oil revenues for a total of 6.7 $MM. During Q4 2023, the Company trucked 1.9 Mbbl/d of crude oil, which were entirely deducted from sales price in the oil revenues for a total of 2.8 $MM.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q4-24	Q3-24	Q4-23	▲ y		▲ q		2024	2023	▲ y
Net profit for the period	93.8	165.5	132.9	(39.2)		(71.7)		477.5	397.0	80.6

(+) Income tax expense / (benefit)	30.9	29.1	34.5	(3.6)		1.8		113.3	148.4	(35.1)
(+) Financial results, net	4.7	(7.2)	9.1	(4.3)		12.0		34.6	86.1	(51.6)

Operating profit	129.4	187.3	176.5	(47.1)		(57.9)		625.4	631.5	(6.1)

(+) Depreciation, depletion and amortization	139.6	114.7	79.0	60.6		24.9		437.7	276.4	161.3
(+) Restructuring and Reorganization expenses and other adjustments	—	—	—	—		—		—	0.3	(0.3)
(+) Reversal / (Impairment) of long-lived assets	(4.2)	—	24.6	(28.8)		(4.2)		(4.2)	24.6	(28.8)
(+) Gain related to the transfer of conventional assets	—	—	—	—		—		—	(89.7)	89.7
(+) Other non-cash costs related to the transfer of conventional assets	8.5	8.2	8.0	0.5		0.4		33.6	27.5	6.0

Adjusted EBITDA (1)	273.3	310.2	288.1	(14.7)		(36.8)		1,092.4	870.7	221.8

Adjusted EBITDA Margin (%) (2)	57%	65%	73%	(16	)p.p.	(8	)p.p.	65%	69%	(5	)p.p.

(1)

Adj. EBITDA = Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long-lived assets.

(2)

Adj. EBITDA Margin = Adj. EBITDA / (Total Revenues + Gain from Exports Increase Program). Adj. EBITDA Margin for Q4-24 (57%) = Adj. EBITDA (273.3 $MM) / (Total Revenues (471.3 $MM) + Gain from Exports Increase Program (9.4 $MM)).

Adjusted EBITDA was 273.3 $MM in Q4 2024, a 5% decrease compared to 288.1 $MM in Q4 2023, which included 81.2 $MM, accounted for as Other operating income, corresponding to the repatriation of 27% of export proceeds at the blue-chip swap FX, compared to 8.9 $MM in Q4 2024. Excluding this effect, Adj. EBITDA grew 27% y-o-y.

On a sequential basis, Adjusted EBITDA decreased by 12% in Q4 2024, driven by lower sales compared to the production of the quarter, due to the normalization of oil inventories and linepack for the Oldelval pipeline expansion, and additional trucking expenses (as explained above). Adjusted EBITDA margin was 57%, 16 p.p. below compared to Q4 2023.

Net Income and Adjusted Net Income

Adjusted Net Income reconciliation ($MM)	Q4-24	Q3-24	Q4-23	▲ y	▲ q	2024	2023	▲ y
Net profit for the period	93.8	165.5	132.9	(39.2)	(71.7)	477.5	397.0	80.6

Adjustments:				—	—
(+) Deferred Income tax	(76.0)	(120.9)	74.1	(150.1)	44.9	(313.0)	132.0	(445.0)
(+) Changes in the fair value of Warrants	—	—	—	—	—	0.0	0.0	0.0
(+) Impairment (reversal) of long-lived assets	(4.2)	—	24.6	(28.8)	(4.2)	(4.2)	24.6	(28.8)
(+) Gain related to the transfer of conventional assets	—	—	—	—	—	0.0	(89.7)	89.7
(+) Other non-cash costs related to the transfer of conventional assets	8.5	8.2	8.0	0.5	0.4	33.6	27.5	6.0
Adjustments to Net Income	(71.7)	(112.8)	106.6	(178.3)	41.1	(283.6)	94.5	(378.1)

Adjusted Net Income	22.1	52.7	239.6	(217.5)	(30.6)	193.9	491.4	(297.5)

Adjusted EPS ($/share) (1)	0.23	0.55	2.52	(2.3)	(0.3)	2.02	5.25	(3.2)
EPS ($/share) (1)	0.98	1.73	1.40	(0.4)	(0.7)	4.98	4.24	0.7

Net income in Q4 2024 was 93.8 $MM, compared to 132.9 $MM in Q4 2023, mainly driven by (a) lower Adjusted EBITDA of 273.3 $MM in Q4 2024 compared to 288.1 $MM in Q4 2023, (b) higher depreciation, depletion and amortization for 139.6 $MM in Q4 2024 compared to 79.0 $MM in Q4 2023, partially offset by (c) Financial expense net of 4.7 $MM in Q4 2024, compared to 9.1 $MM in Q4 2023, and (d) Income tax expense of 30.9 $MM in Q4 2024 compared to 34.5 $MM in Q4 2023. Adjusted Net Income in Q4 2024 was 22.1 $MM, compared to an Adjusted Net Income of 239.6 $MM in Q4 2023, mainly driven by a Current income tax expense of 106.9 $MM in Q4 2024 compared to a Current income tax benefit of 39.6 $MM in Q4 2023.

EPS (1) was 0.98 $/share in Q4 2024, compared to 1.40 $/share in Q4 2023 and 1.73 $/share in Q3 2024. Adjusted EPS (1) was 0.23 $/share in Q4 2024, compared to 2.52 $/share in Q4 2023 and 0.55 $/share in Q3 2024.

(1)

EPS (Earnings per share): Profit for the period, net divided by weighted average number of ordinary shares. Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q4 2024, Q3 2024, Q4 2023, 2024 and 2023 were 95,223,600, 95,745,288, 95,218,119, 95,906,449, and 93,679,904 respectively.

Capex

Capex during Q4 2024 was 340.1 $MM. The Company invested 251.3 $MM in drilling, completion and workover of Vaca Muerta wells (mainly in connection with the drilling of 11 wells and the completion of 13 wells), 64.2 $MM in development facilities, and 24.6 $MM in G&G studies, IT and other projects.

Wells tied-in during Q4 2024

Concession	Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
Bajada del Palo Oeste	21021	BPO-29	La Cocina	3,417	59
Bajada del Palo Oeste	21022	BPO-29	Organic	3,388	59
Bajada del Palo Oeste	21023	BPO-29	La Cocina	2,837	49
Bajada del Palo Oeste	2652	BPO-30	La Cocina	584	7
Bajada del Palo Oeste	2653	BPO-30	Organic	2,376	39
Bajada del Palo Oeste	2654	BPO-30	La Cocina	2,856	48
Bajada del Palo Este	2132	BPE-6	La Cocina	510	9
Bajada del Palo Este	2133	BPE-6	La Cocina	118	3
Bajada del Palo Este	2134	BPE-6	La Cocina	2,834	49
Bajada del Palo Este	2341	BPE-7	La Cocina	2,718	47
Bajada del Palo Este	2342	BPE-7	La Cocina	2,950	51
Bajada del Palo Este	2343	BPE-7	La Cocina	3,154	55
Bajada del Palo Este	2344	BPE-7	La Cocina	3,154	55

Financial overview

During Q4 2024, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 764.3 $MM. Cash flow generated by operating activities was 369.5 $MM, reflecting a decrease in working capital of 132.9 $MM and advanced payments for midstream expansions of 26.7 $MM. The decrease in working capital was mainly driven by revenue collections from Q3 2024 for 63.3 $MM, shortened revenue collection cycle for 37.7 $MM, and longer supplier payment cycle for 23.4 $MM. Cash flow used in investing activities reached 312.4 $MM for the quarter, reflecting accrued capex of 340.1 $MM, partially offset by a 33.6 $MM decrease in capex-related working capital. In Q4 2024, the Company recorded a positive free cash flow of 57.1 $MM.

In Q4 2024, cash flow from financing activities totaled 451.2 $MM (1), mainly driven by proceeds from borrowings of 835.9 $MM, partially offset by the repayment of borrowings principal of 339.7 $MM.

Gross debt totaled 1,448.6 $MM as of quarter end, resulting in a net debt of 684.3 $MM. At the end of Q4 2024, net leverage ratio decreased to 0.63x Adj. EBTIDA.

(1)

Q4 2024 Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 447.7 $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for 1.8 $MM; and (iii) the variation in Government bonds for 1.7 $MM.

Vista Energy S.A.B. de C.V.

Profit for the period

(Amounts expressed in thousand U.S. Dollars)

	Q4 2024	Q3 2024	Q4 2023	2024	2023
Total Revenues (1)	471,318	462,383	309,196	1,647,768	1,168,774
Oil	454,703	441,193	296,180	1,573,069	1,097,316
Natural Gas	15,257	20,082	12,048	71,756	67,290
NGL and others	1,358	1,108	968	2,943	4,168

Cost of Sales	(254,678)	(230,007)	(154,103)	(830,025)	(577,525)

Operating expenses	(36,556)	(31,614)	(22,270)	(116,526)	(94,685)
Crude oil stock fluctuation	3,913	(7,056)	1,743	1,720	(2,058)
Royalties and others (1)	(73,896)	(68,482)	(46,593)	(243,950)	(176,813)
Depreciation, depletion and amortization	(139,618)	(114,703)	(79,011)	(437,699)	(276,430)
Other non-cash costs related to the transfer of conventional assets	(8,521)	(8,152)	(7,972)	(33,570)	(27,539)

Gross profit	216,640	232,376	155,093	817,743	591,249

Selling expenses	(62,527)	(36,828)	(19,170)	(140,334)	(68,792)
General and administrative expenses	(35,207)	(29,247)	(18,665)	(108,954)	(70,483)
Exploration expenses	(102)	(3)	352	(138)	(16)
Other operating income	6,467	21,176	83,639	54,127	203,812
Other operating expenses	(64)	(174)	(143)	(1,261)	302
Impairment of long-lived assets	4,207	—	(24,585)	4,207	(24,585)

Operating profit	129,414	187,300	176,521	625,390	631,487

Interest income	1,375	1,360	433	4,535	1,235
Interest expense	(25,361)	(21,022)	(5,674)	(62,499)	(21,879)
Other financial income (expense)	19,259	26,902	(3,827)	23,401	(65,484)

Other financial income (expense), net	(4,727)	7,240	(9,068)	(34,563)	(86,128)

Profit before income tax	124,687	194,540	167,453	590,827	545,359

Current income tax (expense)/benefit	(106,897)	(149,989)	39,570	(426,288)	(16,393)
Deferred income tax (expense)/benefit	75,981	120,908	(74,085)	312,982	(132,011)

Income tax (expense)/benefit	(30,916)	(29,081)	(34,515)	(113,306)	(148,404)

Profit for the period, net	93,771	165,459	132,938	477,521	396,955

(1)

As of Q4 2023, “Export Duties” will be included in the “Royalties and others” line and added to “Revenues” line. Previously, “Revenues” line was presented net of export duties. 2023 values were adjusted accordingly in the tables shown in this document. This adjustment had no effect on Adjusted EBITDA nor Net profit/loss.

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. Dollars)

	As of December 31, 2024	As of December 31, 2023
Property, plant and equipment	2,805,983	1,927,759
Goodwill	22,576	22,576
Other intangible assets	15,443	10,026
Right-of-use assets	105,333	61,025
Biological assets	10,027	—
Investments in associates	11,906	8,619
Trade and other receivables	205,268	136,351
Deferred income tax assets	3,565	5,743
Total noncurrent assets	3,180,101	2,172,099
Inventories	6,469	7,549
Trade and other receivables	281,495	205,102
Cash, bank balances and other short-term investments	764,307	213,253
Total current assets	1,052,271	425,904
Total assets	4,232,372	2,598,003

Deferred income tax liabilities	64,398	383,128
Lease liabilities	37,638	35,600
Provisions	33,058	12,339
Borrowings	1,402,343	554,832
Employee benefits	15,968	5,703
Total noncurrent liabilities	1,553,405	991,602
Provisions	3,910	4,133
Lease liabilities	58,022	34,868
Borrowings	46,224	61,223
Salaries and payroll taxes	32,656	17,555
Income tax liability	382,041	3
Other taxes and royalties	47,715	36,549
Trade and other payables	487,186	205,055
Total current liabilities	1,057,754	359,386
Total liabilities	2,611,159	1,350,988
Total equity	1,621,213	1,247,015

Total equity and liabilities	4,232,372	2,598,003

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. Dollars)

	For the period from October 1st to December 31, 2024	For the period from October 1st to December 31, 2023	For the year 2024	For the year 2023
Revenue from contracts with customers	471,318	309,196	1,647,768	1,168,774
Revenues from crude oil sales	454,703	296,180	1,573,069	1,097,316
Revenues from natural gas sales	15,257	12,048	71,756	67,290
Revenues from LPG sales	1,358	968	2,943	4,168
Cost of sales	(254,678)	(154,103)	(830,025)	(577,525)
Operating costs	(36,556)	(22,270)	(116,526)	(94,685)
Crude oil stock fluctuation	3,913	1,743	1,720	(2,058)
Royalties and others	(73,896)	(46,593)	(243,950)	(176,813)
Depreciation, depletion and amortization	(139,618)	(79,011)	(437,699)	(276,430)
Other non-cash costs related to the transfer of conventional assets	(8,521)	(7,972)	(33,570)	(27,539)

Gross profit	216,640	155,093	817,743	591,249

Selling expenses	(62,527)	(19,170)	(140,334)	(68,792)
General and administrative expenses	(35,207)	(18,665)	(108,954)	(70,483)
Exploration expenses	(102)	352	(138)	(16)
Other operating income	6,467	83,639	54,127	203,812
Other operating expenses	(64)	(143)	(1,261)	302
Reversal (impairment) of long-lived assets	4,207	(24,585)	4,207	(24,585)

Operating profit	129,414	176,521	625,390	631,487

Interest income	1,375	433	4,535	1,235
Interest expense	(25,361)	(5,674)	(62,499)	(21,879)
Other financial income (expense)	19,259	(3,827)	23,401	(65,484)

Financial income (expense), net	(4,727)	(9,068)	(34,563)	(86,128)

Profit before income tax	124,687	167,453	590,827	545,359

Current income tax (expense)	(106,897)	39,570	(426,288)	(16,393)
Deferred income tax benefit (expense)	75,981	(74,085)	312,982	(132,011)

Income tax (expense)	(30,916)	(34,515)	(113,306)	(148,404)

Profit for the year/ period, net	93,771	132,938	477,521	396,955

Other comprehensive income for the year/ period	3,044	4,909	(6,630)	4,267

Total comprehensive profit for the year/ period	96,815	137,847	470,891	401,222

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. Dollars)

	For the period from October 1st to December 31, 2024	For the period from October 1st to December 31, 2023	For the year 2024	For the year 2023
Cash flows from operating activities
Profit for the year / period, net	93,771	132,938	477,521	396,955
Adjustments to reconcile net cash flows
Items related to operating activities:
Other non-cash costs related to the transfer of conventional assets	8,521	7,972	33,570	27,539
Share-based payments	6,285	5,858	34,923	23,133
Net increase (decrease) in provisions	64	143	1,261	(578)
Net changes in foreign exchange rate	(1,852)	(7,927)	453	(18,458)
Discount of assets and liabilities at present value	(1,341)	806	(933)	(2,137)
Discount for well plugging and abandonment	449	599	1,312	2,387
Income tax expense	30,916	34,515	113,306	148,404
Employee benefits	266	176	489	300
Items related to investing activities:
Gain related to the transfer of conventional assets	—	—	—	(89,659)
Reversal (impairment) of long-lived assets	(4,207)	24,585	(4,207)	24,585
Gain from farmout agreement	—	—	—	(24,429)
Interest income	(1,375)	(433)	(4,535)	(1,235)
Changes in the fair value of financial assets	(7,103)	(31,659)	(14,120)	(19,437)
Depreciation and depletion	137,824	77,894	431,788	272,371
Amortization of intangible assets	1,794	1,117	5,911	4,059
Items related to financing activities:
Interest expense	25,361	5,674	62,499	21,879
Amortized cost	589	525	1,649	1,810
Interest expense on lease liabilities	835	757	3,093	2,894
Remeasurement in borrowings	—	23,077	—	72,044
Other financial income (expense)	(10,836)	17,649	(14,855)	26,381
Changes in working capital:
Trade and other receivables	16,238	35,460	(210,622)	(81,260)
Inventories	(3,913)	(1,743)	(1,720)	2,058
Trade and other payables	78,576	28,593	109,334	61,230
Payments of employee benefits	(133)	(74)	(424)	(283)
Salaries and payroll taxes	4,581	(253)	(16,247)	(26,441)
Other taxes and royalties	(2,770)	(2,673)	(23,396)	(43,507)
Provisions	3,330	(89)	2,295	(1,359)
Income tax payment	(6,385)	(6,782)	(29,319)	(67,213)

Net cash flows provided by operating activities	369,485	346,705	959,026	712,033

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment and biological assets	(306,486)	(228,910)	(1,052,530)	(688,437)
Proceeds from the transfer of conventional assets	—	—	10,734	10,000

Payments for acquisitions of other intangible assets	(6,190)	(3,757)	(11,328)	(7,293)
Payments for acquisitions of investments in associates	(1,076)	(1,544)	(3,287)	(2,176)
Interest received	1,375	433	4,535	1,235
Proceeds from farmout agreement	—	—	—	26,650
Prepayment of leases	—	(131)	—	(14,292)
Payments for the acquisition of AFBN assets	—	(6,250)	—	(25,000)

Net cash flows (used in) investing activities	(312,377)	(240,159)	(1,051,876)	(699,313)

Cash flows from financing activities:
Proceeds from borrowings	835,880	99,669	1,320,897	318,169
Payment of borrowings principal	(339,704)	(141,225)	(470,351)	(211,499)
Payment of borrowings interest	(33,183)	(4,239)	(53,897)	(22,993)
Payment of borrowings cost	(6,194)	(80)	(7,631)	(1,779)
Payment of lease	(23,792)	(6,343)	(56,641)	(36,780)
Share repurchase	—	—	(99,846)	—
Proceeds from (payments of) other financial results	14,649	(17,649)	8,680	(25,562)

Net cash flow provided by (used in) financing activities	447,656	(69,867)	641,211	19,556

	For the period from October 1st to December 31, 2024	For the period from October 1st to December 31, 2023	For the year 2024	For the year 2023
Net increase (decrease) in cash and cash equivalents	504,764	36,679	548,361	32,276

Cash and cash equivalents at beginning of period	249,062	170,846	209,516	241,956
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents	1,784	1,991	(2,267)	(64,716)
Net increase (decrease) in cash and cash equivalents	504,764	36,679	548,361	32,276

Cash and cash equivalents at end of year / period	755,610	209,516	755,610	209,516

Note: Vista’s historical operational and financial information is available on the Company’s website (www.vistaenergy.com/investors) in spreadsheet format.

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. Dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (“IFRS”). Some of the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil.

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent.

•	1 million British thermal units = 27.096 cubic meters of gas.

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million U.S. Dollars quarter on quarter

•	▲ y: Represents the variation in million U.S. Dollars year on year

•	$MM: Million U.S. Dollars.

•	$M: Thousand U.S. Dollars.

•	$/bbl: U.S. Dollars per barrel of oil.

•	$/boe: U.S. Dollars per barrel of oil equivalent.

•	$/MMBtu: U.S. Dollars per million British thermal unit.

•	$/tn: U.S. Dollars per metric ton.

•

Adj. EBITDA / Adjusted EBITDA: Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long-lived assets.

•	Adjusted EBITDA margin: Adjusted EBITDA divided by Total Revenues plus Gain from Exports Increase Program.

•	Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares.

•

Adjusted Net Income/Loss: Profit for the year, net + Deferred Income Tax (expense) + Changes in the fair value of the warrants + Impairment (reversal) of long-lived assets + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets.

•	boe: Barrels of oil equivalent (see conversion metrics above).

•	boe/d: Barrels of oil equivalent per day.

•	bbl/d: Barrels of oil per day.

•	CNBV: Mexican National Banking and Securities Commission.

•

Conventional Assets Transaction: assets transferred to Aconcagua, effective on March 1st, 2023. Under the agreement, Vista is entitled to 40% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

•	CO2e: Carbon dioxide equivalent.

•	D&M: DeGolyer and MacNaughton.

•	EPS (Earnings per share): Net Income/Loss divided by weighted average number of ordinary shares.

•	FY 2024: Full (calendar) year 2024.

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow.

•	G&G: Geological and geophysical.

•

Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, general and administrative expenses and Other non-cash costs related to the transfer of conventional assets.

•	Mbbl: Thousands of barrels of oil.

•	MMboe: Million barrels of oil equivalent.

•	MMbbl: Million barrels of oil.

•	MMm3/d: Million cubic meters per day.

•	Mts: meters.

•

Plan GasAr: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume over a total of 67.4 MMm3/d at an average annual price of 3.29 $/MMBtu for a four-year term ending of December 31, 2025.

•	p.p: percentage points.

•

Proved reserves: the information included regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2024. The proved reserves estimates are derived from the reports dated January 27, 2025 for Argentina, and January 29, 2025 for Mexico, prepared by D&M, for Vista’s concessions located in Argentina and Mexico (“2024 Reserves Reports”). D&M is an independent reserves engineering consultant. The 2024 Reserves Reports prepared by D&M are based on information provided by Vista and presents an appraisal as of December 31, 2024 of oil and gas reserves located in the Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal, Entre Lomas Río Negro, Entre Lomas Neuquén, Jagüel de los Machos, 25 de Mayo – Medanito SE, Aguila Mora, Acambuco, Charco del Palenque, Jarilla Quemada, Coirón Amargo Norte and Bandurria Norte blocks in Argentina, and CS-01 block in Mexico.

•	Reserves life ratio: calculated as the proved reserves divided by the annual production.

•	Reserves replacement ratio: calculated as the proved reserves additions divided by the annual production.

•

Transferred Conventional Assets: Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, 25 de Mayo – Medanito SE and Jagüel de los Machos concessions operated by Aconcagua, effective as of March 1, 2023.

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year.

•	q-o-q: Quarter on quarter

•	SEC: U.S. Securities Exchange Commission.

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com.

This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the SEC, the Mexican National Securities Registry held by the CNBV or an exemption from such registrations.

This presentation does not contain all of the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. Some of the amounts contained herein are unaudited.

Rounding of amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of future performance of the Company and future results may not be comparable to past performance.

No reliance should be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company or any of its affiliates (within the meaning of Rule 405 under the U.S. Securities Act of 1933, as amended, “Affiliates”), members, directors, officers, employees, or any other person (the “Related Parties”) as to the accuracy, completeness, or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance placed on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation, or liability (whether direct or indirect, in contract, tort, or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS financial measures, which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as of the date of this presentation and are subject to verification, completion, and change without notice.

This presentation includes “forward-looking statements” concerning the future. Words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” and “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance, or similar estimation about future results, performance, or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results, as well as cost estimations, are based on information as of the date of this presentation and reflect numerous assumptions, including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidance, or other estimations of future results, performance, or achievements. We have not warranted the accuracy, reliability, appropriateness, or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed or furnished under the Securities Exchange Act of 1934.These expectations and projections are subject to significant known and unknown risks and uncertainties, which may cause our actual results, performance, or achievements, or industry results, to be materially different from any expected or projected results, performance, or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance, or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic, and business conditions in Argentina, Mexico, and other countries in which we operate; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the newly elected government in Argentina; significant economic or political developments in Mexico and the United States; uncertainties relating to the new administration that took office in Mexico in October 2024; changes in laws, rules, regulations, and their interpretation and enforcement applicable to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; the effects of pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves; increased market competition in the energy sectors in Argentina and Mexico; potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions; environmental regulations and internal policies to achieve global climate targets; the ongoing conflict involving Russia and Ukraine; and more recently, the Israel-Hamas conflict.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that such trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely publishes important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel for distributing material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls, and webcasts.

Enquiries:

ir@vistaenergy.com

Argentina: +54.11.3754.8500

Mexico: +52.55.8647.0128